PRESS RELEASE

Company: National Bancshares Corporation
            OTC Bulletin Board - NBOH
Contact: David C. Vernon, President and CEO
Address: 112 West Market Street
            Orrville, Ohio 44667
Phone: 330-682-1010
Fax: 330-682-4644

For Immediate Release: March 5, 2010

National Bancshares Corporation Announces 2009 Net Income of $1,609,000

Orrville, Ohio -- National Bancshares Corporation, the holding company for First National Bank, reported net income of $1,609,000 for the year ended December 31, 2009, a decrease of $585,000 or 26.7% from $2,194,000 in 2008. Per share earnings were $0.73 for 2009 compared to $1.00 for 2008. Net income for the three months ended December 31, 2009 was $315,000, a decrease of $300,000 or 48.8% compared to $615,000 for the same period in 2008. For the fourth quarter basic and diluted earnings per share were $0.14 compared to $0.28 for the fourth quarter of 2008.

Full-Year 2009 Business Highlights:

- Net interest income for the year ended December 31, 2009 was $12,228,000, an increase of 8.3% compared to $11,286,000 for the same period in 2008, the highest level of net interest income in the Bank's history.

- The Bank's Fairlawn office, which opened in May of 2009, generated over $27 million in loans in just seven months.

- Mortgage banking income increased $184,000 or 146.0% to $310,000 from $126,000 in 2008.

- Total loans increased $15.5 million or 8.5% from $181.5 million as of December 31, 2008 to $197.0 million as of December 31, 2009.

- Total deposits increased $27.8 million or 10.5% from $263.6 million as of December 31, 2008 to $291.4 million as of December 31, 2009.

Full-Year 2009 Financial Summary:

Net interest income for 2009 was $12,228,000, an increase of 8.3% from $11,286,000 for 2008. Net interest income was positively impacted by the growth in average balances of loans, securities and deposits, a decrease in the yield on earning assets and a decrease in the cost of funds.

Earnings for 2009 were negatively impacted by the $1,829,000 provision for loan losses, an increase of $1,347,000 compared to the same period in 2008. The increase in the provision was related to the increase in classified loans from $7.2 million as of December 31, 2008 to $14.6 million as of December 31, 2009 and a $400,000 partial charge-off related to a $1.6 million commercial real estate loan.

Noninterest income for 2009 increased 27.4%, from $2,333,000 in 2008 to $2,972,000 in 2009. The increase is primarily related to net gains recorded on the sale of securities and the increase in income from mortgage banking activities from $126,000 in 2008 to $310,000 in 2009.

Noninterest expense for 2009 was $11,364,000, an increase of 11.7% from $10,173,000 in 2008. The increase in noninterest expense was due primarily to an increase in the FDIC deposit insurance premium from $35,000 in 2008 to $605,000 in 2009. Salaries and employee benefits, occupancy and professional and consulting fees were slightly higher in 2009 compared to 2008 levels.

December 31, 2009 Financial Condition:

Total assets increased 9.5% to $370.2 million as of December 31, 2009, from $338.0 million at December 31, 2008. Securities available for sale totaled $130.2 million as of December 31, 2009, compared to $127.2 million at December 31, 2008. Loans, net of allowance for loan losses increased $14.3 million to $194.1 million as of December 31, 2009, compared to $179.8 million at December 31, 2008. Deposits increased 10.5% to $291.4 million as of December 31, 2009, compared to $263.6 million at December 31, 2008. Shareholders' equity increased 5.4% to $38.9 million at the end of 2009, from $36.9 million at the end of 2008. Accumulated other comprehensive income, which is the after tax unrealized gain on securities classified as available for sale, increased to $2.5 million as of December 31, 2009, compared to $1.5 million as of December 31, 2008.

The allowance for loan losses increased from $1,718,000 as of December 31, 2008 to $2,906,000 at December 31, 2009, or from 0.95 percent of total loans at year-end 2008 to 1.48% at December 31, 2009. The provision for loan losses for 2009 was $1,829,000, compared to $482,000 in 2008. Total nonperforming loans increased from $2.0 million as of December 31, 2008 to $5.2 million at December 31, 2009. Non-performing loans consist of loans placed on non-accrual status and loans past due over 90 days and still accruing interest. Loans past due greater than 30 days and still accruing, decreased from $2.1 million as of December 31, 2008 to $1.7 million as of December 31, 2009. In 2009, total classified loans increased from $7.2 million to $14.6 million. The increase in the allowance for loan loss is directly attributable to the economic downturn which has negatively impacted the financial position of some of the Bank's commercial borrowers. Management believes the allowance for loan losses is adequate as of December 31, 2009.

Fourth-Quarter 2009 Financial Summary:

Net interest income for the quarter ended December 31, 2009 was $3,150,000, an increase of 7.3% from $2,936,000 for the same period in 2008, the highest level of net interest income for a quarter in the Bank's history.

Earnings for the quarter were negatively impacted by the $902,000 of provision for loan losses, an increase of $804,000 compared to the same period in 2008. The increase in the provision was primarily related to the increase in classified loans from $11.3 million as of September 30, 2009 to $14.6 million as of December 31, 2009.

Noninterest income for the three month period ended December 31, 2009 increased 60.3%, from $609,000 in 2008 to $976,000 in 2009. The increase is primarily related to net gains recorded on the sale of securities.

Noninterest expense for the quarter ended December 31, 2009 was $2,878,000, an increase of 10.4% from $2,606,000 in 2008. The increase in noninterest expense was due primarily to an increase in the FDIC deposit insurance premium from $11,000 in 2008 to $93,000 in 2009.

National Bancshares Corporation's subsidiary, First National Bank, is headquartered in Orrville, Ohio with fourteen banking offices in Orrville, Massillon, Wooster, Fairlawn, Apple Creek, Dalton, Kidron, Lodi, Mt. Eaton, Seville and Smithville.

Forward-Looking Statements -- This press release contains forward-looking statements as referenced in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to many risks and uncertainties. Actual results could differ materially from those indicated by the forward-looking statements. These include factors such as changes in the regulatory environment, changes in business conditions and inflation, risks associated with credit quality and other factors discussed in the Company's filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2008. The Company assumes no obligation to update any forward-looking statement.

Selected Consolidated Financial Data

Balance Sheet Data: (dollars in thousands)	Dec 31, 2009	Sep 30, 2009	Jun 30, 2009	Mar 31, 2009	Dec 31, 2008
Cash and cash equivalents	$8,124	$15,732	$19,819	$11,340	$11,001
Securities available for sale	130,241	135,222	131,329	127,718	127,248
Loans, net	194,071	183,464	178,036	179,515	179,831
Deposits	291,373	279,475	278,833	265,060	263,642
Repurchase agreements	6,105	6,782	6,799	8,122	10,469
Federal Home Loan Bank advances	27,000	27,000	24,000	25,000	21,000
Shareholders' equity	38,903	39,395	37,861	37,766	36,881
Total assets	370,228	356,773	351,226	339,530	338,002

Income Statement Data: (dollars in thousands, except per share data)	Year ended Dec 31, 2009	Dec 31, 2008	Change
Interest income	$16,465	$17,071	(3.5) %
Interest expense	4,237	5,785	(26.8) %
Net interest income	12,228	11,286	8.3 %
Provision for loan losses	1,829	482	279.5 %
Net interest income after provision for loan losses	10,399	10,804	(3.7) %
Noninterest income	2,972	2,333	27.4 %
Noninterest expense:			
Salaries and employee benefits	5,279	5,118	3.1 %
Data processing	909	947	(4.0) %
Net occupancy	1,056	915	15.4 %
Professional and consulting fees	546	412	32.5 %
FDIC assessment	605	35	1628.6 %
Other	2,969	2,746	8.1 %
Total noninterest expense	11,364	10,173	11.7 %
Income before income taxes	2,007	2,964	(32.3) %
Income taxes	398	770	(48.3) %
Net income	$1,609	$2,194	(26.7) %
Earnings per share, basic and diluted	$0.73	$1.00	(27.0) %
Weighted average shares outstanding	2,202,457	2,203,218	

	Three months ended Dec 31, 2009	Dec 31, 2008	Change
Interest income	$4,082	$4,311	(5.3) %
Interest expense	932	1,375	(32.2) %
Net interest income	3,150	2,936	7.3 %
Provision for loan losses	902	98	820.4 %
Net interest income after provision for loan losses	2,248	2,838	(20.8) %
Noninterest income	976	609	60.3 %
Noninterest expense:			
Salaries and employee benefits	1,276	1,301	(1.9) %
Data processing	239	218	9.6 %
Net occupancy	267	239	11.7 %
Professional and consulting fees	144	113	27.4 %
FDIC assessment	93	11	745.5 %
Other	859	724	18.6 %
Total noninterest expense	2,878	2,606	10.4 %
Income before income taxes	346	841	(58.9) %
Income taxes	31	226	(86.3) %
Net income	$315	$615	(48.8) %
Earnings per share, basic and diluted	$0.14	$0.28	(50.0) %
Weighted average shares outstanding	2,202,721	2,202,368	

Quarterly Earnings Summary
Previous Eight Quarters:

(dollars in thousands except per share data)	Dec 2009	Sep 2009	Jun 2009	Mar 2009
Interest income	$4,082	$4,026	$4,149	$4,208
Interest expense	932	954	1,136	1,215
Net interest income	3,150	3,072	3,013	2,993
Provision for loan losses	902	576	228	123
Net interest income after provision for loan losses	2,248	2,496	2,785	2,870
Noninterest income	976	595	756	645
Noninterest expense	2,878	2,806	2,945	2,735
Income before income taxes	346	285	596	780
Income taxes	31	18	142	207
Net income	$315	$267	$454	$573
Earnings per share				
Basic and Diluted	$0.14	$0.12	$0.21	$0.26
Cash dividends per share	$0.08	$0.08	$0.08	$0.08
Weighted average shares outstanding	2,202,721	2,202,368	2,202,368	2,202,368

	Dec 2008	Sep 2008	Jun 2008	Mar 2008
Interest income	$4,311	$4,294	$4,196	$4,270
Interest expense	1,375	1,451	1,433	1,526
Net interest income	2,936	2,843	2,763	2,744
Provision for loan losses	98	126	71	187
Net interest income after provision for loan losses	2,838	2,717	2,692	2,557
Noninterest income	609	615	517	592
Noninterest expense	2,606	2,554	2,524	2,489
Income before income taxes	841	778	685	660
Income taxes	226	204	171	169
Net income	$615	$574	$514	$491
Earnings per share				
Basic and Diluted	$0.28	$0.26	$0.23	$0.22
Cash dividends per share	$0.16	$0.16	$0.16	$0.16
Weighted average shares outstanding	2,202,368	2,202,368	2,202,368	2,205,787